SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/13/18


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,607,341

8. SHARED VOTING POWER
1,255,975

9. SOLE DISPOSITIVE POWER
1,607,341
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,255,975


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,863,316 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.15%

14. TYPE OF REPORTING PERSON

IA

____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,607,341

8. SHARED VOTING POWER
1,255,975

9. SOLE DISPOSITIVE POWER
1,607,341
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,255,975


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,863,316 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.15%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,607,341

8. SHARED VOTING POWER
1,255,975

9. SOLE DISPOSITIVE POWER
1,607,341
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,255,975


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,863,316 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.15%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,607,341

8. SHARED VOTING POWER
1,255,975

9. SOLE DISPOSITIVE POWER
1,607,341
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,255,975


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,863,316 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
5.15%



14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #9 to the schedule 13D filed May 15, 2015. Except as specifically set forth herein, the Schedule 13D remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10-Q filed on November 7, 2018, there were 55,558,243 shares of common stock outstanding as of October 22, 2018. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of December 14, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,863,316 shares of HIL (representing 5.15% of HIL's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of ,and dispose of, these shares. These 2,863,316 shares of HIL include 1,607,341 shares (representing 2.89% of HIL's outstanding shares) that are beneficially owned by Messrs. Goldstein, Dakos and Samuels, and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Partners, LP, and
MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). All other shares included in the aforementioned 2,863,316 shares of HIL beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,255,975 shares (representing 2.26% of HIL's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,607,341 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,255,975 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of HIL's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the last 60 days the following shares of HIL were sold:

Date:		        Shares:		Price:
10/15/18		(9,472)		4.2421
10/16/18		(10,000)	4.4500
10/29/18		(12,500)	2.8519
10/30/18		(25,000)	2.8374
10/31/18		(19,100)	2.9264
11/01/18		(19,200)	2.8957
11/02/18		(11,787)	3.0091
11/05/18		(25,000)	3.0020
11/06/18		(25,000)	3.0489
11/07/18		(60,000)	3.1571
11/08/18		(14,615)	3.2029
11/09/18		(7,800)		3.1548
11/12/18		(10,889)	3.1445
11/13/18		(29,900)	3.2697
11/15/18		(15,200)	3.1926
11/19/18		(11,605)	3.1099
11/20/18		(3,600)		3.1000
11/23/18		(1,300)		3.1500
11/26/18		(7,838)		3.1487
11/27/18		(18,100)	3.1739
11/28/18		(21,104)	3.2165
11/29/18		(14,411)	3.2104
12/03/18		(1,228)		3.2521
12/06/18		(1,395)		3.2000
12/13/18		(320,332)	3.0600



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/17/18

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.